Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
April 17, 2007 at 1.00 pm

AMER SPORTS - PUBLISHING OF FIRST-QUARTER 2007 FINANCIAL RESULTS

Amer Sports Corporation will publish its first-quarter 2007 financial results on Wednesday, April 25th at 1:00 pm Finnish time (GMT +3).

A combined press conference, conference call and live webcast of the Q1/2007 interim report will be held on April 25th at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki).

To participate via conference call, please dial the number below 5-10 minutes before the scheduled start time.

The conference call numbers are the following:
+1 334 323 6201 (if calling from the U.S.)
+44 (0)20 7162 0025 (if calling from rest of the world)

The press conference can be viewed live via the internet at www.amersports.com. The official stock exchange release and accompanying presentation will also be available online. An on-demand webcast of the press conference will be available on www.amersports.com at approximately 6:00 pm Finnish time (GMT+3) on April 25th.

To test your computer settings for the webcast, please visit www.amersports.com.

AMER SPORTS CORPORATION
Communications

SUPPL

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com


07022928

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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